## Способы связаться

www.linkedin.com/in/shikerya (LinkedIn)

## Основные навыки

HTML5
CSS3
JavaScript

# Eugene Shikerya

CTO at Slate
Киев, Киев, Украина

## Опыт работы

### Slate

CTO & Co-founder
июня 2019 - Present (5 лет 11 месяцев)
Kyiv, Ukraine

### Casual.PM

UI Architect
ноября 2011 - июня 2019 (7 лет 8 месяцев)
Kiev, Ukraine

### Upwork

Project Manager / Team Lead
ноября 2007 - декабря 2011 (4 года 2 месяца)

### Varien

Team Lead
мая 2007 - октября 2007 (6 месяцев)
Kiev, Ukraine

Working with the programmers team. Get main task from project manager, work on abstraction layer for the task, splitting the task for the team, calculating and controlling time line for the task, controlling code developing, instructing, helping, team meating processing
Worked on: kabbalah.com backend. moving SQL processing from PHP code to MySQL stored procedures, improving JS scripting, moving from regular page processing to WEB2.0 style

### web-development freelancer

Developer
января 2004 - апреля 2007 (3 года 4 месяца)
Kiev, Ukraine

Web-projects development, outsourcing, computers, servers maintenance

### AlfaSoft

Project Manager
июня 2003 - декабря 2003 (7 месяцев)

To setup Kiev office(space, computers, network, internet, furniture), hire the team, support office for normal and successful work flow. Design abstraction layer of the task, provide team leaders and programmers with complete detailed task, report and communicate with the client in USA.

Task: provide complete and automate solution to move existing office from Microsoft products to Linux. Automated setup for servers, workstations. Had 2 types of workstations - diskless and regular, diskless use one server-cluster as mainframe. All documents from old setup should be converted and moved to one file-server.

## Dialog
### Developer
ноября 2002 - мая 2003 (7 месяцев)
Kiev, Ukraine

Support web-site/server, provide backups, working with the data, developing additional features. The web-site based on STPL framework (was developed by myself). And I've been invited to support and enhance existing site as the man who developed framework.

## Volia
### Tech. Chief of Web department
октября 2001 - октября 2002 (1 год 1 месяц)
Kiev, Ukraine

Developing the portal abstraction layer, working as a part of the team on e-mail, back-end part, setup the server and services. Using STPL framework provides shortest time line to develop fully featured portal in 3 month by 3 developer. (Press release on russian: http://news.finance.ua/ru/~/1/0/all/2002/08/22/14061)

## Keros-Kiev
### Shift Manager
июня 2001 - сентября 2001 (4 месяца)
Kiev, Ukraine

Providing support for the team, providing normal work flow of the team. Responsible for team training and help the team in hard clients questions. On-line support project (Windows/Linux users).

## Gala.net
### Web developer
сентября 2000 - марта 2001 (7 месяцев)

Kiev, Ukraine

working as a part of the team. To get task complete in time frame and in good quality. GALA projects, ING.SK and ING.COM.UA projects

### Bechtel

**Communication Manager**

июня 1996 - мая 2000 (4 года)

Kiev, Ukraine

Providing support for Ukrainian offices, providing support for Kiev office and for visitors. Providing support for the network, document work flow, internet, software and hardware.

Improvements: Compuserve->LAN gate software development bring phone bills 3 times cheaper. Develop software for phone bills logging system, project vehicle's location/maintenance scheduling/agreement assigning control system (about 2000 project vehicles located in Ukraine), and petty-cache controlling system.

### INKO bank

**Software Engineer**

января 1995 - апреля 1996 (1 год 4 месяца)

Pervomaysk, Nikolaev reg, Ukraine

LAN administration, system programming. Develop orders control system, some system utilities for internal use, remote clients access system.

### Promservice

**Software Engineer**

января 1994 - декабря 1994 (1 год)

Pervomays, Nikolaev reg, Ukraine

Document flow software development, system administration.